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                                                                    EXHIBIT 12.1


 Computation of Ratio of Earnings to Fixed Charges (Including Preferred Stock)


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                                                          For the Year      For the Twelve Months
                                                     Ended January 31,         Ended October 31,
                                                            2000                  2000
Earnings, as defined:
Net income                                               $ 55,958                $ 81,360
Income taxes                                             $ 17,323                $ 26,263
Fixed charges, as defined below                          $ 46,207                $ 46,593
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Total earnings, as defined:                              $119,488                $154,216
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Fixed charges, as defined:
Interest Expense                                         $ 44,957                $ 45,343
Amortization of preferred stock                          $  1,250                $  1,250
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Total fixed charges, as defined:                         $ 46,207                $ 46,593
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Ratio of earnings to fixed charges:                          2.59                    3.31
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